SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding assuming (i) a payment in cash of $212.50 plus (ii) an assumed $800.00 aggregate liquidation preference of the preferred stock. As of January 26, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,583.63 Form or Registration No.:SC TO-I Filing Party: DOV Pharmaceutical, Inc. Date Filed: January 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Schedule TO initially filed by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), on January 29, 2007 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934. The Schedule TO relates to the Company’s offer to exchange (the “Exchange Offer”) a cash payment plus either (i) shares of new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share, or (ii) shares of new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference, for any and all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 29, 2007 (the “Offer to Exchange”), and in the related Exchange Offer materials which were previously filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 2 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Exchange is hereby amended as follows:

1.	The section “SUMMARY TERMS OF THE EXCHANGE OFFER” is hereby amended by adding the following bullet point on page 5 after the table:

•	How are you going to pay the cash portion of the consideration?

“The Exchange Offer involves the exchange of your Debentures for either new series C convertible preferred stock or the alternative series D convertible preferred stock and a cash payment. The aggregate cash payment of up to $14.9 million to be paid to holders of Debentures that tender in the Exchange Offer, together with fees and expenses incurred in connection with the Exchange Offer, will be paid from cash that the Company has on hand and which is set forth on its balance sheet. No other sources of funds will be used to fund the cash portion of the consideration to be paid in the Exchange Offer. The cash payment is unconditional upon satisfaction of the conditions of the Exchange Offer. There are no alternative financing arrangements or alternative financing plans in the event that we are unable to use our cash on hand, which is our primary financing plan for the cash portion of the consideration to be paid in the Exchange Offer.”

The “Exchange Offer” row in the table on page 11 under the heading “Summary of Exchange Offer” is hereby amended by adding the following at the end of the second full paragraph:

“The aggregate cash payment of up to $14.9 million to be paid to holders of Debentures that tender in the Exchange Offer, together with fees and expenses incurred in connection with the Exchange Offer, will be paid from cash that the Company has on hand and which is set forth on its balance sheet. No other sources of funds will be used to fund the cash portion of the consideration to be paid in the Exchange Offer. The cash payment is unconditional upon satisfaction of the conditions of the Exchange Offer. There are no alternative financing arrangements or alternative financing plans in the event that we are unable to use our cash on hand, which is our primary financing plan for the cash portion of the consideration to be paid in the Exchange Offer.”

The section “THE EXCHANGE OFFER” on page 55 is hereby amended by adding the following subsection after the subsection entitled “Conditions to the Completion of the Exchange Offer”:

“Source and Amount of Funds

The total amount of cash required to complete the Exchange Offer is up to $16.9 million, consisting of up to $14.9 million to be paid in the Exchange Offer if holders of all of the Debentures tender their Debentures in the Exchange Offer, and fees and expenses incurred in connection with the Exchange Offer that are estimated to be $2.0 million.

We intend to fund the cash necessary to complete the Exchange Offer through cash that we have on hand and which is set forth on our balance sheet. We currently have sufficient funds on hand to complete the Exchange Offer. No other sources of funds will be used to fund the cash portion of the consideration to be paid in the Exchange Offer. The cash payment is unconditional upon satisfaction of the conditions of the Exchange Offer. There are no alternative financing arrangements or alternative financing plans in the event that we are unable to use our cash on hand, which is our primary financing plan for the cash portion of the consideration to be paid in the Exchange Offer.”

2.	The second column of the table on page 18 under the subheading “REGISTRATION RIGHTS” is hereby amended by adding the following paragraph after the first paragraph:

“We will not enter into any resale registration arrangements with respect to the shares of the alternative series D convertible preferred stock and we do not intend to register the resale of the alternative series D convertible preferred stock.”

The section entitled “Registration Rights” on page 72 is hereby amended by the adding the following paragraph after the second paragraph in the section:

“We will not enter into any resale registration arrangements with respect to the shares of the alternative series D convertible preferred stock and we do not intend to register the resale of the alternative series D convertible preferred stock.”

3.	The section entitled “Summary Historical Consolidated Financial Data and Pro Forma Data” on page 19 is hereby amended by adding the following at the end of the section:

“The following table shows our ratios of earnings to fixed charges for our most recent fiscal year and for the nine months ended September 30, 2006 on a pro forma basis after giving effect to the Exchange Offer.

	Fiscal Year Ended December 31, 2005	Nine Months Ended September 30, 2006
Ratio of earnings to fixed charges	Deficiency	Deficiency

On a pro forma basis, due to our losses in 2005 and for the nine months ended September 30, 2006, the ratio coverage was less than 1:1. Pro forma earnings were inadequate to cover fixed charges by approximately $51.1 million for the fiscal year ended December 31, 2005 and $55.2 million for the nine months ended September 30, 2006.”

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4.
The bullet points on page 57 under the heading “Interests of Directors, Officers and Affiliates of DOV Pharmaceutical in the Debentures” are hereby amended by deleting such bullet points in their entirety and replacing them with the following:

“Neither the Company nor any of our affiliates, subsidiaries, directors or executive officers have any beneficial interest in the Debentures. None of the officers or directors of our subsidiaries have any beneficial interest in the Debentures. We will not purchase any Debentures from such persons and, since January 1, 2007, neither the Company nor any of our executive officers, directors or affiliates has engaged in any transactions in the Debentures.”

5.	The first full paragraph on page 97 under the heading “Material United States Federal Income Tax Consequences,” is hereby deleted in its entirety.

The Letter of Transmittal is hereby amended as follows:

The last full paragraph on page 14 of the Letter of Transmittal is hereby deleted in its entirety.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

DOV PHARMACEUTICAL, INC.

By:	/s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer

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